

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail ibarton@angloamerican.co.uk



05009724

1 July, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 30 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies


SEC MAIL PROCESSING
RECEIVED
JUL 13 2005
WASH. D.C. 185 SECTION

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 June 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	150	13.15
R J Margetts	536	13.15
F T M Phaswana	849	13.15
Sir Mark Moody-Stuart	766	13.15
Dr C E Fay	411	13.15

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
1 July 2005



Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 June 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	150	13.15
R J Margetts	536	13.15
F T M Phaswana	849	13.15
Sir Mark Moody-Stuart	766	13.15
Dr C E Fay	411	13.15

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
1 July 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 June 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	150	13.15
R J Margetts	536	13.15
F T M Phaswana	849	13.15
Sir Mark Moody-Stuart	766	13.15
Dr C E Fay	411	13.15

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
1 July 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 June 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	150	13.15
R J Margetts	536	13.15
F T M Phaswana	849	13.15
Sir Mark Moody-Stuart	766	13.15
Dr C E Fay	411	13.15

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
1 July 2005

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 30 June 2005 the following non-executive directors of the Company purchased ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R C Alexander	150	13.15
R J Margetts	536	13.15
F T M Phaswana	849	13.15
Sir Mark Moody-Stuart	766	13.15
Dr C E Fay	411	13.15

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
1 July 2005

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,712 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,849,673 Shares.

N Jordan
Company Secretary

I July 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,712 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,849,673 Shares.

N Jordan
Company Secretary

I July 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,712 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,849,673 Shares.

N Jordan
Company Secretary

1 July 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,712 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,849,673 Shares.

N Jordan
Company Secretary

I July 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,712 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,849,673 Shares.

N Jordan
Company Secretary

I July 2005

END.